UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: March 31, 2016
	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom files Form 20-F and 2015 Annual Report

Amsterdam (March 31, 2016) - VimpelCom Ltd. (NASDAQ: VIP), the international communications and technology company, that is committed to bringing the digital world to each and every customer, today filed its Annual Report on Form 20-F for the year ended December 31, 2015 (the “Form 20-F”) with the U.S. Securities and Exchange commission at www.sec.gov. The Form 20-F is also available on the Company’s website at www.vimpelcom.com.

In addition, today VimpelCom published its 2015 Annual Report. The 2015 Annual Report can be accessed at www.vimpelcom.com.

Shareholders may request a hard copy of the Form 20-F, including VimpelCom’s complete audited financial statements for the year ended December 31, 2015, free of charge, by contacting VimpelCom’s Investor Relations Department at ir@vimpelcom.com.

About VimpelCom

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom operates under the “Beeline”, “Kyivstar”, “WIND”, “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. Follow us on Twitter @VimpelCom, visit our blog @ blog.vimpelcom.com or website @ http://www.vimpelcom.com

Contact information

Investor Relations VimpelCom Ltd. Bart Morselt ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Neil Moorhouse pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

©VimpelCom Ltd. March 31, 2016